Exhibit 2

                               E-CRUITER.COM INC.

                            NOTICE OF ANNUAL MEETING
                                 OF SHAREHOLDERS

           NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders of E-CRUITER.COM INC. (the "Corporation") will be held on Wednesday, October 3, 2001 at the offices of E-Cruiter.com Inc. located at 495 March Road, Suite 300, Kanata, Ontario commencing at 10:00 a.m. (Ottawa time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for the fiscal year ended May 31, 2001 together with the auditor's report thereon and the Annual Report to the shareholders;

2.       to elect the following persons as directors of the Corporation:

                     John Gerard Stanton
                     Matthew Ebbs
                     Michael Mullarkey
                     Arthur Halloran
                     Michael Gerrior
                     Cholo Manso
                     Thomas Danis

3.       to appoint PricewaterhouseCoopers as auditors of the Corporation;

4.       to authorize the directors to fix the remuneration of the auditors;

5. to approve the meeting minutes of the Annual and Special Meeting of Shareholders of October 5, 2000 and the Special Meeting of Shareholder of July 26, 2001.

6. to transact such further and other business as may properly be brought before the meeting or any adjournment or any adjournments thereof.

The financial statement referred to in paragraph 1 above are set out in the 2001 Annual Report of the Corporation, a copy of which is attached to this Notice of Meeting.


           DATED this 17th day of August, 2001.

                     BY ORDER OF THE BOARD OF DIRECTORS



                                                /s/ J. Gerard Stanton, Chairman

                                                J. Gerard Stanton, Chairman


NOTE:

IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY. A POSTAGE PAID ADDRESSED ENVELOPE HAS BEEN ENCLOSED.